SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                SCHEDULE 13E-4/A
                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                           FLEET FINANCIAL GROUP, INC.
                                (Name of Issuer)

                              FLEET CAPITAL TRUST I
                        (Name of Person Filing Statement)

                      DEPOSITARY SHARES, EACH REPRESENTING
     A 1/10 INTEREST IN A SHARE OF SERIES V 7.25% PERPETUAL PREFERRED STOCK
                         (Title of Class of Securities)

                                   338915 79 6
                      (CUSIP Number of Class of Securities)

William C. Mutterperl, Esq.                       Laura N. Wilkinson, Esq.
Senior Vice President and General Counsel         EDWARDS & ANGELL
FLEET FINANCIAL GROUP, INC.                       2700 Hospital Trust Tower
One Federal Street                                Providence, Rhode Island 02903
Boston, Massachusetts 02110                       (401) 274-9200
(617) 292-2000

     (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                December 30, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
         Transaction Valuation*                             Amount of Filing Fee
         $282,590,000                                                    $56,518

*For the purpose of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, the market value of the Depositary Shares (the "Depositary Shares"), each representing a 1/10 interest in a share of Series V 7.25% Perpetual Preferred Stock, proposed to be acquired was determined by multiplying $25.69 (the average of the high and low reported prices of the Depositary Shares on the New York Stock Exchange on December 26,
1996) by 11,000,000 (the number of Depositary Shares which Fleet Capital Trust I has offered to acquire).
 [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $86,050
Form or Registration No.: Form S-4 (as amended), Registration No. 333-16001 Filing Parties: Fleet Financial Group, Inc. and Fleet Capital Trust I
Date Filed:  November 13, 1996

     This Final Amendment to the Issuer Tender Offer Statement is being filed with the Securities and Exchange Commission by Fleet Capital Trust I (the "Trust"), in connection with the filing under the Securities Act of 1933, as amended, of a registration statement on Form S-4 (Registration No. 333-16001) regarding an offer (the "Offer") to holders of Depositary Shares (the "Depositary Shares"), each representing a 1/10 interest in a share of Series V 7.25% Perpetual Preferred Stock of Fleet Financial Group, Inc., to exchange 8.00% Trust Originated Preferred SecuritiesSM ("TOPrSSM"), representing preferred undivided beneficial interests in the assets of the Trust (the "Preferred Securities"), for any and all Depositary Shares validly tendered and accepted for exchange in the Offer. The Offer terminated at 12:00 midnight on Thursday, January 30, 1997, and resulted in the exchange of 3,349,905 Depositary Shares for 3,349,905 Preferred Securities.


--------------------
SM "Trust Originated Preferred Securities" and "TOPrS" are service marks of Merrill Lynch & Co., Inc.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1997
                                           FLEET CAPITAL TRUST I


                                           By:/s/John R. Rodehorst
                                              __________________________________
                                               Name:  John R. Rodehorst
                                               Title:  Trustee